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                                                               EXHIBIT (a)(1)(J)

CLEARING UP AN OPTION EXCHANGE ISSUE

A number of employees are confused about exchanging an Eligible Option grant via the Mellon web site. Why is there a box to click for canceling -- not exchanging -- a grant? The answer: To accept the Offer of Replacement Options, you must first cancel an existing grant. For more information, visit the Q&A section of the Offer site, including "Option Cancellation and Exchange" as well as "How to Make Election."